<SEQUENCE>1
<FILENAME>y032007ablp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              ALLIANCEBERNSTEIN L.P.
                    (f/k/a Alliance Capital Management L.P.)
                                (Name of Issuer)
                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                Alvin H. Fenichel
                      Senior Vice President and Controller
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                        George Stansfield, General Counsel
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-72-75

                                February 23, 2007
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 2 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Items 4 and 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 3 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 4 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 5 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Claude Bebear, As AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 6 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page  7 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Denis Duverne, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 8 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF; WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  161,741,609 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 161,741,609 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     161,741,609 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.4% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 9 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  115,266,663 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 115,266,663 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     115,266,663 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.4% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 10 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Life Insurance Company
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  115,266,663 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 115,266,663 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     115,266,663 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.4% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 11 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Equitable Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  40,880,637 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 40,880,637 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,880,637 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 12 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  66,220,822 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 66,220,822 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,220,822 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.5% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 13 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ECMC, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  40,880,637 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 40,880,637 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,880,637 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.8% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 14 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Holdings, LLC
     13-3976138
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  5,614,192 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 5,614,192 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,614,192 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, 00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 15 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company
     13-1632487
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  5,614,192 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 5,614,192 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,614,192 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 16 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company of America
     86-0222062
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,225,000 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,225,000 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,225,000 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                                            Page 17 of 32 Pages

         This Amendment No. 4 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004 and Amendment No. 3 filed on December 22, 2004 by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France, (iii) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, three mutual insurance companies organized under the laws of France (the "Mutuelles AXA"), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")), (v) AXA Financial, Inc., a Delaware corporation ("AXF"), (vi) AXA Financial Services, LLC (formerly known as AXA Client Solutions, LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"), (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company ("AXA Equitable"), (viii) Equitable Holdings, LLC ("EHLLC"), a New York limited liability company whose sole member is Equitable, (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and
(x) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC, which Schedule 13D relates to the units of limited partnership interest ("AB Capital Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

         ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, (ii) the Mutuelles AXA,
(iii) Claude Bebear (Chairman of the Supervisory Board of AXA),
Henri de Castries (Chairman of the Management Board of AXA) and Denis
Duverne (a member of the Management Board of AXA), as Trustees
(the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"), (iv) AXF,
(v) AXFS, (vi) AXA Equitable, (vii) EHLLC, (vii) ACMC, (ix) ECMC, (x) MONY Holdings, LLC, a Delaware limited liability company whose sole member is AXF ("MONY Holdings"), (xi) MONY Life Insurance Company, a New York stock life insurance company ("MONY Life") and (xii) MONY Life Insurance Company of America, an Arizona stock life insurance company ("MLOA"). AXA, the Mutuelles AXA, the Trustees, AXF, AXFS, AXA Equitable, EHLLC, ACMC,
ECMC, MONY Holdings, MONY Life and MLOA are hereinafter collectively referred to as the "Reporting Persons."

        AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of February 28, 2006, the Mutuelles AXA, directly beneficially owned 14.3% of AXA's ordinary shares (representing 23.3% of the voting power). In addition, as of February 28, 2006, 1.7% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

                                                             Page 18 of 32 Pages

         Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006.
Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: 26, rue Drouot, 75009 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to all of the Trustees is set forth on
Exhibit 1 hereto since the Trustees are members of the Supervisory or Management Board of AXA.

         AXF and Subsidiaries. AXF is a holding company. As of February 23, 2007, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns AXA Equitable, which in turn wholly owns ACMC. EHLLC, whose sole member is AXA Equitable, is the sole member of ECMC. MONY Holdings, whose sole member is AXF, wholly owns MONY Life, which in turn wholly owns MLOA. ECMC, ACMC, EHLLC, MONY Holdings, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, AXA Equitable, EHLLC, ACMC, ECMC, MONY Holdings, MONY Life, and MLOA is
1290 Avenue of the Americas, New York, New York 10104.

                                                            Page 19 of 32 Pages


         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 9 and 17 through 19 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 9 and 17 through 19 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         The source of funds for the purchase on February 23, 2007 of 8,160,000 AB Capital Units reported by the Reporting Persons was working capital of AXF and a floating rate note issued by AXA. See response to Item 4 for a summary of the February 23, 2007 transaction pursuant to which 8,160,000 AB Capital Units were purchased by AXF.

         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On February 8, 2007, SCB and SCB Partners, Inc. delivered a notice to AXA stating that it was exercising its right to sell 8,160,000 AB Capital Units to AXA Financial (or its designee) under the Purchase Agreement. The purchase price for the AB Capital Unit was $91.385 per AB Capital Unit, which is, as provided in the Purchase Agreement, the average of the closing prices of a unit ("Unit") representing assignment of beneficial ownership of limited partnership interests of AllianceBernstein Holding L.P. (formerly Alliance Capital Management Holding L.P.)("AB Holding"), as quoted on the New York Stock Exchange composite tape for the ten trading days ending on February 15, 2007, the fifth trading day following the February 8, 2007 exercise date. The settlement of the sale by SCB Partners Inc. of 8,160,000 AB Capital Units in the aggregate to AXF took place on February 23, 2007.

                                                            Page 20 of 32 Pages


         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

        (a) & (b) At the close of business on February 23, 2007: AXF did not beneficially own directly any Units and beneficially owned directly 40,860,754 AB Capital Units representing approximately 15.8% of the AB Capital Units outstanding; AXA Equitable beneficially owned directly 100,000 Units representing approximately 0.01% of the units outstanding,and beneficially owned directly 8,165,204 AB Capital Units representing approximately 3.1% of the AB Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and 66,220,822 AB Capital Units representing approximately
25.5% of the AB Capital Units outstanding; ECMC beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and 40,880,637 AB Capital Units representing approximately 15.8% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly 4,389,192 AB Capital Units representing approximately 1.7% of the AB Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 1,225,000 AB Capital Units representing approximately 0.5% of the AB Capital Units outstanding. AXF, AXA Equitable, ACMC, ECMC, MONY Life and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and AB Capital Units. By reason of its ownership interest in ECMC, EHLLC may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 722,178 Units owned by ECMC, representing approximately 0.8% of the Units outstanding, and the 40,880,637 AB Capital Units owned by ECMC representing approximately 15.8% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC and ECMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, which together represent approximately 1.7% of the Units

                                                            Page 21 of 32 Pages

outstanding, and the 66,220,822 AB Capital Units owned by ACMC and the 40,880,637 AB Capital Units owned by ECMC, which, together with the 8,165,204 AB Capital Units owned directly by AXA Equitable, represent 44.4% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC and AXA Equitable, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.7% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 40,880,637 AB Capital Units owned by ECMC, and the 8,165,204 AB Capital Units owned directly by AXA Equitable, which represent approximately 44.4% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,225,000 AB Capital Units owned by MLOA, which, together with the 4,389,192 AB Capital Units owned directly by MONY Life, represent approximately 2.2% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA and MONY Life, MONY Holdings may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,225,000 AB Capital Units owned by MLOA and the 4,389,192 AB Capital Units owned directly by MONY Life, which represent approximately 2.2% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, AXA Equitable, MLOA and MONY Life,
AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by ECMC, together representing approximately 1.7% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 40,880,637 AB Capital Units owned by ECMC, the 8,165,204 AB Capital
Units owned directly by AXA Equitable, the 1,225,000 AB Capital Units owned by MLOA, and the 4,389,192 AB Capital Units owned directly by MONY Life, which, together with the 40,860,754 AB Capital Units owned directly by AXF, represent approximately 62.4% of the AB Capital Units outstanding. (This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its indirect ownership of 100% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and AB Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

         AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and AB Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA and the Mutuelles AXA, as a group, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and AB Capital Units beneficially owned by AXF.

         To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 9 and 17 through 19 hereto beneficially own the following number of outstanding

                                                            Page 22 of 32 Pages

Units and AB Capital Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries             2,000 Units

Christopher M. Condron        20,000 Units

Denis Duverne                 2,000 Units

Gerald M. Lieberman           120,259 Units (includes 72,000 Units Mr. Lieberman
                              can acquire within 60 days under AllianceBernstein
		Option Plans) and 92,834 AB Capital Units.

Lorie A. Slutsky              16,750 Units (includes 14,217 Units which Ms.
                              Slutsky may acquire within 60 days under
		AllianceBernstein Option Plans)

Peter J. Tobin                30,590 Units (represents 29,467 Units which Mr.
                              Tobin may acquire within 60 days under
                              AllianceBernstein Option Plans)


         Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 9 and 17 through 19 hereto beneficially owns any Units or options and other rights to acquire
Units within 60 days.

         (c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 9 and 17 through 19 hereto except: On February 8, 2007, Gerald M. Lieberman notionally invested a portion of his 2006 award under an employee deferred compensation plan in Units. In so doing, he may be deemed to have acquired 16,685 Units at $90.65 per Unit. The award vests (restrictions lapse) in equal annual increments on each of December 1, 2007, 2008, 2009, and 2010.

                                                            Page 23 of 32 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4 for a summary of the 02/08/07 Exercise Notice and the 02/23/07 Settlement Notice.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER           MATERIAL TO BE FILED AS EXHIBITS
---------         --------------------------------

Exhibit 1         Information with respect to Members of the Management Board,
                  Supervisory Board and Executive Officers of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 12 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 2007 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of AB
                  Holding ("Amendment No. 12 to the AB Holding Schedule 13D"))

Exhibit 2         Intentionally omitted since Finaxa has merged into AXA

Exhibit 3         Information with respect to Executive Officers of AXA
                  Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
                  I.A.R.D. Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 3 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 4         Information with respect to Executive Officers of AXA
                  Assurances Vie Mutuelle and Members of AXA Assurances Vie
                  Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 4 filed with Amendment No. 12 to the AB Holding
                  Schedule 13D)

                                                            Page 24 of 32 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
---------   --------------------------------

Exhibit 5 Intentionally omitted since AXA Courtage Assurance Mutuelle has merged into AXA Assurances I.A.R.D. Mutuelle

Exhibit 6 Intentionally omitted since AXA Conseil Vie Assurance Mutuelle has merged into AXA Assurances Vie Mutuelle

Exhibit 7 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC) (incorporated by reference to Exhibit 7 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 8 Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (which is the sole member of Equitable Holdings, LLC, which is the sole member of ECMC, LLC) (incorporated by reference to Exhibit 8 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 9 Information with respect to the Executive Officers and Directors of ACMC, Inc. (incorporated by reference to Exhibit 11 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 10 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to the AB Holding Schedule 13D filed on
            November 27, 2002)

Exhibit 11 Purchase Agreement, dated as of June 20, 2000, between AXF, AllianceBernstein and SCB (incorporated by reference to Exhibit 22 filed with Amendment No. 8 to the AB Holding Schedule 13D filed on June 23, 2000)

                                                            Page 25 of 32 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
----------  --------------------------------

Exhibit 12 Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Claude Bebear and Henri de Castries
            (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the AllianceBernstein Schedule 13D filed on
            November 27, 2002)

Exhibit 13 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 14 Powers of Attorney with respect to AXA, and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 15  Exercise Notice, dated February 8, 2007, pursuant to Section
            2.4.1 of the Purchase Agreement (incorporated by reference to Exhibit 18 filed with Amendment No. 12 to the
            AB Holding Schedule 13D)

Exhibit 16  Settlement Notice, dated February 23, 2007, pursuant to Sections
            2.1 and 2.4.2 of the Purchase Agreement (incorporated by reference to Exhibit 19 filed with Amendment No. 12 to the AB Holding
            Schedule 13D)

Exhibit 17 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company (incorporated by reference to
            Exhibit 20 filed with Amendment No. 12 to the AB Holding
            Schedule 13D)

Exhibit 18 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 21 filed with Amendment No. 12 to the AB Holding
            Schedule 13D)

Exhibit 19 Information with respect to the Executive Officers of MONY Holdings, LLC (incorporated by reference to Exhibit 22 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 20  Power of Attorney for Voting Trustee Denis Duverne, dated
            March 5, 2007 (incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the AB Holding Schedule 13D)

                                                            Page 26 of 32 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  March 7, 2007

                                AXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                CLAUDE BEBEAR, HENRI DE CASTRIES AND
                                DENIS DUVERNE
                                AS AXA VOTING TRUSTEES UNDER
                                THE VOTING TRUST AGREEMENT

                                By:      /s/ Alvin H. Fenichel
                                         -----------------------------------
                                         Name:    Alvin H. Fenichel
                                         Title:   Attorney-in-Fact

                                                            Page 27 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  March 7, 2007

                           AXA FINANCIAL, INC.

                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Controller

                                                            Page 28 of 32 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  March 7, 2007

                          AXA FINANCIAL SERVICES, LLC

                          By:      /s/ Alvin H. Fenichel
                                   ------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title: Senior Vice President and Controller

                                                            Page 29 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  March 7, 2007

                           AXA EQUITABLE LIFE INSURANCE COMPANY


                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Controller

                                                            Page 30 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  March 7, 2007

                           EQUITABLE HOLDINGS, LLC

                           By:  /s/ Alvin H. Fenichel
                                --------------------------------------------
                                Name:    Alvin H. Fenichel
                                Title:   Authorized Signatory

                                                            Page 31 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  March 7, 2007

                           ACMC, INC.

                           By:  /s/ Kevin R. Byrne
                                --------------------------------------------
                                Name:    Kevin R. Byrne
                                Title:   Senior Vice President and
                                         Chief Financial Officer

                                                            Page 32 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  March 7, 2007

                           ECMC, LLC

                           By:  /s/ Alvin H. Fenichel
                                --------------------------------------------
                                Name:    Alvin H. Fenichel
                                Title:   Authorized Signatory

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 7, 2007

                               MONY LIFE INSURANCE COMPANY


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 7, 2007

                               MONY LIFE INSURANCE COMPANY OF AMERICA


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  March 7, 2007

                               MONY HOLDINGS, LLC


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Controller